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                                                                    EXHIBIT 99.6

Friday October 30, 7:50 pm Eastern Time

Company Press Release

SOURCE: Pool Energy Services

Pool Responds to Nabors' Announcement

HOUSTON, Texas, Oct. 30 /PRNewswire/ -- The following statement was issued by Pool Energy Services Co.:

Pool Energy Services Co. (Nasdaq: PESC - news) announced that it had sent the following letter to Eugene M. Isenberg, Chairman of Nabors Industries, Inc., in response to his various statements to the press today.

     October 30, 1998

     Mr. Eugene M. Isenberg
     Chairman and Chief Executive Officer
     Nabors Industries, Inc.
     515 West Greens Road, Suite 1200
     Houston, Texas 77067-4525

     Dear Mr. Isenberg:

     As I told you in my October 26 letter to you, our Board of Directors carefully considered your October 12, 1998 letter and instructed me to tell you that we are not interested in pursuing the discussions with your company suggested in that letter. As I also said, this decision was unanimous and unequivocal.

     As you know, our Company is committed to the implementation of its own strategic plan, which is designed to capitalize on opportunities for the Company and to increase shareholder values over the long term. We believe the results of these efforts to date have been impressive. But for the current unexpected downturn in our industry, which is the worst in many years, we believe our stock price would better reflect the efforts and achievements of our Board and management.

     It is not surprising that you share our views concerning our Company's excellent prospects, but our shareholders not yours should be the beneficiaries of our efforts as our industry recovers. It would not be prudent or responsible for our Board to let others reap the benefits that rightly belong to our shareholders.

     Yours very truly,
     /s/
     J. T. Jongebloed




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Pool Energy Services Co., headquartered in Houston, is a diversified energy services company principally engaged in providing well-servicing, workover and drilling services and related transportation services on land and offshore in the U.S. and selected international markets.

Certain of the information contained within this press release is forward-looking and involves risks and uncertainties that could significantly impact expected results. A discussion of these risks and uncertainties is contained in the Company's most recent Form 10-Q or Form 10-K filed with the Securities and Exchange Commission.



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